                                                                     Exhibit 8.1


                              LIST OF SUBSIDIARIES


         NAME                                      JURISDICTION OF INCORPORATION
--------------------------------------------------------------------------------
Ceragon Networks, Inc.                                  New Jersey

Ceragon Networks, S.A. de C.V.                            Mexico

Ceragon Networks                                         England
(UK) Limited

Ceragon Networks Gmbh                                    Germany


Ceragon Networks SARL                                     France